EXHIBIT A

The transactions effected by the Reporting Persons in respect of Class A Shares since the most recent filing of the Reporting Persons on Schedule 13D are set forth on the following table. All transactions below were effected by Mr. Garcia in open market transactions at prevailing markets prices.

Transaction Date	Price Per Share[1]	Price Per Share Range	Number of Shares[2]
05/30/2025	$325.1554	$325.00-$325.75	50,000
06/02/2025	$325.9372	$325.00-$328.475	50,000
06/03/2025	$335.0451	$332.355-$337.75	50,000
06/04/2025	$339.5805	$337.445-$341.54	50,000
06/05/2025	$344.7021	$341.80-$347.98	50,000
06/06/2025	$346.9933	$339.34- $351.43	100,000
06/09/2025	$330.269	$329.03-$335.60	50,000
06/10/2025	$336.466	$330.80-$344.77	50,000
06/11/2025	$337.4586	$333.655-$340.20	50,000
06/12/2025	$330.7619	$328.88-$337.52	50,000
06/24/2025	$325.8074	$325.00-$327.22	50,000
06/25/2025	$325.1499	$325.00-$325.61	4,971
06/30/2025	$327.0724	$325.00-$329.76	50,000
07/01/2025	$337.4539	$334.90-$340.53	50,000
07/02/2025	$340.0654	$337.08-$342.71	50,000
07/03/2025	$341.9273	$338.62-$345.58	50,000
07/07/2025	$350.6344	$346.63-$355.19	100,000
07/08/2025	$353.758	$343.00-$363.50	100,000
07/09/2025	$350.0866	$343.40-$353.79	100,000
07/10/2025	$352.3567	$345.99-$357.29	100,000
07/11/2025	$348.7536	$342.12-$351.65	96,026
07/14/2025	$349.7738	$343.16-$354.52	98,528
07/15/2025	$343.9681	$337.705-$348.32	50,000

07/16/2025	$352.3953	$348.15-$358.02	100,000
07/17/2025	$352.0431	$344.75-$358.36	100,000
07/18/2025	$341.0833	$336.76-$349.25	50,000
07/21/2025	$342.9575	$338.9137-$345.8885	50,000
07/22/2025	$342.032	$332.11-$346.8124	50,000
07/23/2025	$337.2175	$331.97-$341.82	50,000
07/24/2025	$333.9146	$328.70-$342.0965	50,000
07/25/2025	$335.3396	$332.595-$339.545	50,000
07/28/2025	$335.6593	$333.245-$338.455	50,000
07/29/2025	$338.7528	$332.9675-$344.42	50,000
07/30/2025	$332.2144	$328.76-$337.98	50,000

(1) The prices shown are weighted average sale prices for shares sold in multiple transactions. The Reporting Person will provide to the issuer, any security holder of the issuer, or the SEC staff, upon request, information regarding the number of shares sold at each price within the respective ranges.

(2) The reported sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Ernest C. Garcia II and Elizabeth Joanne Garcia on December 13, 2024, in accordance with Rule 10b5-1 of the Act.